

April 11, 2024

Swin Chatsuwan
Chief Executive Officer
Zapp Electric Vehicles Group Ltd
87/1 Wireless Road
26/F Capital Tower
All Seasons Place
Lumpini, Patumwan
Bangkok 10330 Thailand

> **Re: Zapp Electric Vehicles Group Ltd**
> **Registration Statement on Form F-1**
> **Filed March 25, 2024**
> **File No. 333-278212**

Dear Swin Chatsuwan:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-1 filed March 25, 2024

Risk Factors, page 13

1. We note your statement on page 29 that you may not be able to timely file reports required by the Exchange Act. We also note that you did not timely file a Form 20-F for the year ended September 30, 2023. Update and revise your risk factor to state that you did not timely file the report and that you may not be able to file timely in the future.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gregory Herbers at 202-551-8028 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Dorothee Fischer-Appelt